                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                          AVERY COMMUNICATIONS, INC.*
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   053605101
                                 (CUSIP Number)

     [X]      Rule 13d-1(b)
     [ ]      Rule 13d-1(c)
     [ ]      Rule 13d-1(d)
----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Waterside Capital Corporation     54-1694665
________________________________________________________________________________

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) ( )
               NOT APPLICABLE
                                                         (b) ( )
________________________________________________________________________________


     3  SEC USE ONLY

________________________________________________________________________________

     4  CITIZENSHIP OR PLACE OF ORGANIZATION

               VIRGINIA
________________________________________________________________________________

                         5     SOLE VOTING POWER

                                     651,000
                 ________________________________________________________
  NUMBER OF
   SHARES                6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                           NONE
    EACH         ________________________________________________________
 REPORTING
  PERSON                 7     SOLE DISPOSITIVE POWER
   WITH
                                     651,000
                 ________________________________________________________

                         8     SHARED DISPOSITIVE POWER

                                     NONE
________________________________________________________________________________

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          651,000
________________________________________________________________________________

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

________________________________________________________________________________

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 6.64%.  See footnote 1 to Item 4.
________________________________________________________________________________

12     TYPE OF REPORTING PERSON

          IV

________________________________________________________________________________

Item 1.

    (a)      Name of Issuer: AVERY COMMUNICATIONS, INC.

    (b)      Address of Issuer's Principal Executive Offices:

                190 SOUTH LASALLE STREET
                CHICAGO, IL 60603

Item 2.

    (a)      Name of Person Filing:  WATERSIDE CAPITAL CORPORATION

    (b)      Address of Principal Business Office:

                 300 E. MAIN STREET
                 SUITE 1380
                 NORFOLK, VA 23510


    (c)      Citizenship: VIRGINIA

    (d)      Title of Class of Securities: COMMON STOCK, PAR VALUE $0.01
                                           PER SHARE

    (e)      CUSIP Number: 053605101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)    [ ] Broker or Dealer registered under Section 15 of the Act

(b)    [ ] Bank as defined in section 3(a)(6) of the Act

(c)    [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d)    [X] Investment Company registered under section 8 of the Investment
           Company Act

(e)    [ ] Investment Adviser registered under section 203 of the Investment
           Advisers Act of 1940

(f)    [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240-13d-1(b)(1)(ii)(F)

(g)    [ ] Parent Holding Company, in accordance with (S) 240.13d-1(b)(ii)(G)
           (Note: See Item 7)

(h)    [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

    (a)      Amount Beneficially Owned: 651,000 SHARES

    (b)      Percent of Class: 6.64% /1/

    (c)      Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote: 651,000.

----------------------
/1/ Based on 9,803,949 shares of Common Stock outstanding as of September 30, 1999.

               (ii)  Shared power to vote or to direct the vote: NONE.

               (iii) Sole power to dispose or to direct the disposition
                     of: 651,000.

               (iv) Shared power to dispose or to direct the disposition of: NONE.

Item 5.  Ownership of Five Percent or Less of a Class:

                 NOT APPLICABLE.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                 NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                 NOT APPLICABLE.

Item 8.  Identification and Classification of Members of the Group:

                 NOT APPLICABLE.

Item 9.  Notice of Dissolution of Group:

                 NOT APPLICABLE.

Item 10. Certification:

                 NOT APPLICABLE.


                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2000


                                            WATERSIDE CAPITAL CORPORATION


                                            By: J. Alan Lindauer
                                            -----------------------
                                            Its:President